Simpson Thacher & Bartlett LLP

425 LEXINGTON Avenue

New York, NY 10017

Direct Dial Number +1- 212-455-2516	E-mail Address bwells@stblaw.com

VIA EDGAR

March 18, 2021

Re:	Ecofin Tax-Advantaged Social Impact Fund, Inc.

Annual Shareholder Report on Form N-CSR, File No. 811-23318

Securities and Exchange Commission Division of Investment Management, Disclosure Review and Accounting Office 100 F Street, N.E. Washington, D.C. 20549 Attn: Kenneth Ellington, Staff Accountant

Dear Mr. Ellington:

On behalf of Ecofin Tax-Advantaged Social Impact Fund, Inc. (the “Fund”), we herewith transmit the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 7, 2021 and February 18, 2021 regarding the Fund’s Shareholder Report on Form N-CSR filed with the Commission on December 10, 2020 (the “Shareholder Report”) and other filings. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report.

Schedule of Investments

1.	Please disclose the specific class of shares held of other investment companies, including money market funds.

The Fund will update future Shareholder Reports to disclose the specific classes of shares held of other investment companies.

2.	Please confirm that all securities in default are marked as non-income producing.

The Reidsville House securities in default were not labeled as non-income producing. The Fund did not receive the interest due on September 30, 2020 for these securities but

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Mr. Kenneth Ellington	March 18, 2021

had enough reason and evidence to continue accruing income. The Fund had knowledge that the Reidsville House securities would be called in full during the month of November which resulted in the Fund collecting the full amount of accrued interest as of September 30, 2020. The payment was received shortly after year-end. All other securities in default were labeled as non-income producing. In the future the Fund will label these types of securities as non-income producing.

3.	Please consider disclosing the percentage of net assets that are in defaulted securities in the footnote that identifies defaulted securities.

The Fund will update future Shareholder Reports to include the percentage of net assets that are in defaulted securities in the footnote that identifies defaulted securities.

Statement of Assets and Liabilities

4.

Please add a Commitments and Contingent Liabilities line item to the Statement of Assets and Liabilities with the reference to the applicable note in the notes to financial statements that discusses loss contingencies. See Article 6-04(15) of Regulation S-X.

The Fund will update future Shareholder Reports to include a Commitments and Contingent Liabilities line item in the Statement of Assets and Liabilities.

Notes to Financial Statements

5.	Note 2.B, Investment Valuation: Please disclose the reasons for the transfers into and out of Level 3 of the fair valuation hierarchy during the period. See ASC 820-10-50-2(c)(3).

The Fund will update future Shareholder Reports to disclose the reasons for transfers in and out of Level 3.

6.	Note 2.B, Investment Valuation: Please confirm if the probability of default has been reflected in the discount rate.

Non-defaulted securities were valued using a matrix pricing approach. The matrix pricing was based on market yields and credit spreads which were driven by implied probabilities of default across sectors, ratings, geography, etc.

Municipal specific risk is taken into account by the pricing services. This is more relevant for general obligation municipal bonds. The securities in the Fund are revenue bonds and the revenue source as well as the fundamentals of the respective municipality are reflected in the credit spreads used by the pricing services.

Mr. Kenneth Ellington	March 18, 2021

For securities in default, the Fund uses pricing services, and the pricing services generally implement an asset coverage approach. For the Reidsville securities, the investment valuation was determined by the pricing service analyzing the value of the school facility used as collateral itself by using appraisal reports.

7.	Note 3, Risks and Uncertainties: Please confirm if accruals have been shut off for the securities in default or if any of the interest has been written off.

Accruals were shut off for the securities in default except for the Reidsville House securities, as there was enough reason and evidence to continue accruing for those securities. Shortly after year-end, the accrued income was paid due to the securities being called in full during the month of November. This resulted in the Fund collecting the full amount of past due interest as of September 30, 2020.

8.

Note 4, Agreements and Affiliations: The Fund utilizes a Sub-Adviser, and the Sub-Adviser is paid directly by the Adviser. Please describe the subadvisory fee arrangements in the Notes to Financial Statements going forward. Such information is included in the prospectus and should also be included in the Notes to Financial Statements.

The Fund will update future Shareholder Reports to include the sub-advisory fee arrangement.

Other

9.

The Fund has not included the required statement that information regarding how the Fund voted proxies relating to the portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll free (or collect) telephone number; sending an e-mail to a specified e-mail address, if any; or on or through the Fund’s website at a specified internet address; and (ii) on the Commission’s website at http://sec.gov as required by Item 24, Instruction 6.d of Form N-2. Please explain why such disclosure was not included in the financial statements.

The Fund will update future Shareholder Reports to include Item 24 disclosure. The disclosure was inadvertently not included.

10.	Please add risk disclosure to the prospectus discussing the investments that are in default, similar to disclosure in Note 3.

The Fund has updated the prospectus risk disclosure regarding defaulted investments.

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Mr. Kenneth Ellington	March 18, 2021

Please do not hesitate to contact me at (212) 455-2516 if you have comments or if you require additional information regarding the Shareholder Report or other filings.

Respectfully submitted,

/s/ Benjamin C. Wells

cc:	Rajib Chanda, Esq.

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